Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review. The unaudited information included with this review is derived from our preliminary internal financial reports and is subject to revision based on the completion of our year-end processes necessary to finalize our audited financial statements as of and for the year ended December 31, 2020.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of December 31, 2020, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2019	Δ Y/Y	2020	2019	Δ Y/Y
Total revenue	32.3	155.5	(79)%	248.9	838.6	(70)%
Qualified Referrals (in millions)	40.6	99.4	(59)%	240.6	522.0	(54)%
Revenue per Qualified Referral (in €)	0.73	1.52	(52)%	0.99	1.58	(37)%
Operating income/(loss)	(9.3)	11.0	n.m.	(252.7)	38.1	n.m.
Net income/(loss)	(8.6)	3.1	n.m.	(245.4)	17.2	n.m.
Return on Advertising Spend	260.5%	158.4%	102.1 ppts	158.9%	133.6%	25.3 ppts
Adjusted EBITDA(1)	(3.4)	18.4	n.m.	(12.3)	70.0	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. In our Earnings release for the quarter ended March 31, 2020, we changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 19 to 20 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the fourth quarter of 2020, a second wave of infections of COVID-19 has materialized in most countries where we operate. Measures to contain the virus, including strict lockdowns and mobility restrictions have been reinstituted in numerous countries, bringing travel activity to an almost complete halt in many regions for the second time in the last year. As a result, the COVID-19 pandemic continues to adversely affect our business and financial performance, with our total revenue having declined by 79% during the fourth quarter of 2020 compared to the same period in 2019. We have also experienced elevated volatility on our marketplace as mobility restrictions were again imposed. In the fourth quarter of 2020, our advertisers have implemented bidding strategies that vary more than in periods prior to the COVID-19 pandemic, as their expectations regarding cancellations differ in significant respects.

For at least the first quarter of 2021, we expect strict mobility restrictions to continue to be imposed across most of our major markets. It remains difficult for us to forecast the impact the COVID-19 pandemic will have on our near-term financial performance. While we expect that some restrictions might start to be eased in the second quarter of 2021, our ultimate financial performance in that period will depend on factors outside of our control, including the progress and effectiveness of the vaccination programs, individuals’ confidence in resuming travel activities and many other uncertainties. We are optimistic that, by the second half of 2021, there will be a strong recovery in travel activities with an initial focus of users on nature destinations which we have already observed in the summer of 2020.

Acquisition of weekend.com
On January 13, 2021, we announced that we acquired weekengo GmbH, a startup focused on finding travelers inspirational weekend getaway packages, and the domain weekend.com. The company is based in Düsseldorf, Germany. Under the terms of the deal, trivago N.V. acquired 100% of the shares in weekengo GmbH.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We have recently started to offer our advertisers the option to participate in our marketplace on a cost-per-acquisition, or CPA, basis and plan to onboard additional advertisers to CPA billing over the coming months.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the fourth quarter of 2020 the most significant countries by revenue in that segment were Australia, Japan, India, Malaysia and New Zealand.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended December 31,				Twelve months ended December 31,
	2020	2019	Δ €	Δ %	2020	2019	Δ €	Δ % Y/Y
Americas	€13.0	€55.9	(42.9)	(77)%	€89.3	€305.1	(215.8)	(71)%
Developed Europe	8.2	59.6	(51.4)	(86)%	102.9	347.1	(244.2)	(70)%
Rest of World	8.3	36.1	(27.8)	(77)%	46.1	171.5	(125.4)	(73)%
Total Referral Revenue	€29.5	€151.5	(122.0)	(81)%	€238.4	€823.6	(585.2)	(71)%
Other revenue	2.9	3.9	(1.0)	(26)%	10.6	15.0	(4.4)	(29)%
Total revenue	€32.3	€155.5	(123.2)	(79)%	€248.9	€838.6	(589.7)	(70)%
Note: Some figures may not add due to rounding.

Total revenue decreased by €123.2 million, or by 79%, during the fourth quarter of 2020 compared to the same period in 2019. Total revenue decreased by €589.7 million, or by 70%, during the twelve months ended December 31, 2020 compared to the same period in 2019.

In the fourth quarter of 2020, Referral Revenue decreased to €13.0 million, €8.2 million and €8.3 million or by 77%, 86% and 77% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the twelve months ended December 31, 2020, Referral Revenue amounted to €89.3 million, €102.9 million and €46.1 million in Americas, Developed Europe and RoW, respectively.

Compared to the same period in 2019, Referral Revenue decreased by 71%, 70% and 73% in Americas, Developed Europe and RoW.

In all three segments, Referral Revenue was negatively impacted by significant declines in Qualified Referrals and Revenue Per Qualified Referral (RPQR). Other revenue decreased by €1.0 million, or 26%, during the fourth quarter of 2020, and by €4.4 million, or 29%, during the twelve months ended December 31, 2020, mainly due to a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended December 31,				Twelve months ended December 31,
	2020	2019	Δ	Δ %	2020	2019	Δ	Δ % Y/Y
Americas	15.7	29.1	(13.4)	(46)%	70.5	146.1	(75.6)	(52)%
Developed Europe	9.7	33.1	(23.4)	(71)%	90.9	195.4	(104.5)	(53)%
Rest of World	15.3	37.2	(21.9)	(59)%	79.2	180.5	(101.3)	(56)%
Total	40.6	99.4	(58.8)	(59)%	240.6	522.0	(281.4)	(54)%
Note: Some figures may not add due to rounding.

In the fourth quarter of 2020, total Qualified Referrals decreased by 59% as Qualified Referrals decreased by 46%, 71% and 59% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. The period-over-period decrease in Qualified Referrals was primarily driven by significant traffic volume declines resulting from the subdued levels of travel activities due to the COVID-19 pandemic and subsequent reductions in our Advertising Spend across all of our segments. The reimplementation of mobility restrictions and governmental warnings, as well as significant uncertainty among travelers resulted in the decrease in traffic volume in fourth quarter of 2020 compared to the same period in 2019. In Developed Europe the decrease was more pronounced than in Americas and RoW, due to stricter COVID-19 restrictions in this segment during the fourth quarter of 2020.

During the twelve months ended December 31, 2020, Qualified Referrals decreased by 54% compared to the same period in 2019 primarily driven by significant decreases in traffic volumes as described above. Qualified Referrals decreased by 52%, 53% and 56% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2019	Δ %	2020	2019	Δ % Y/Y
Americas	€0.83	€1.92	(57)%	€1.27	€2.09	(39)%
Developed Europe	0.85	1.80	(53)%	1.13	1.78	(37)%
Rest of World	0.54	0.97	(44)%	0.58	0.95	(39)%
Consolidated RPQR	€0.73	€1.52	(52)%	€0.99	€1.58	(37)%

In the fourth quarter of 2020, consolidated RPQR decreased by 52% as RPQR decreased by 57%, 53% and 44% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. Most of our advertisers continue to be cautious due to continued uncertainty around future cancellations, which is reflected in lower bidding levels across all segments compared to the same period in 2019. The continued softness in bids was the primary driver for the year-over-year decline in RPQR across all segments. In addition, we experienced negative impacts from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin Americas to the euro.

In the twelve months ended December 31, 2020, consolidated RPQR decreased by 37% as RPQR decreased by 39%, 37% and 39% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. RPQR was negatively impacted by the weaker advertiser bidding levels described above as well as significant reductions by advertisers of their bids on our platform and the deactivations of campaigns made in initial response to the COVID-19 outbreak.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 17% and 28% in the fourth quarter of 2020 and in the twelve months ended December 31, 2020, respectively, compared to 32% and 34%, respectively, in the same periods in 2019. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 57% and 46% in the fourth quarter of 2020 and in the twelve months ended December 31, 2020, respectively, compared to 41% and 40% in the same periods in 2019.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2019	Δ ppts	2020	2019	Δ ppts
ROAS
Americas	262.7%	161.9%	100.8 ppts	156.8%	130.4%	26.4 ppts
Developed Europe	253.3%	197.7%	55.6 ppts	169.3%	150.7%	18.6 ppts
Rest of World	264.4%	116.3%	148.1 ppts	143.2%	112.5%	30.7 ppts
Consolidated ROAS	260.5%	158.4%	102.1 ppts	158.9%	133.6%	25.3 ppts

In the fourth quarter of 2020, consolidated ROAS was 260.5%, compared to 158.4% in the same period in 2019. In Americas, Developed Europe and RoW, ROAS increased to 262.7%, 253.3% and 264.4%,

respectively. The increases were mainly driven by significant reductions in brand marketing activities and higher ROAS targets in our performance marketing channels in reaction to the COVID-19 pandemic.

As a result, in the fourth quarter of 2020, Advertising Spend decreased by €29.6 million, €27.0 million and €27.9 million in Americas, Developed Europe and RoW, respectively. In all segments, ROAS was negatively impacted by significant declines in Qualified Referrals and RPQR.

In the twelve months ended December 31, 2020, consolidated ROAS increased to 158.9%, compared to 133.6% in the same period in 2019. ROAS improved by 26.4 ppts, 18.6 ppts and 30.7 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the twelve months ended December 31, 2020, the increases in ROAS were mainly driven by significant reductions in Advertising Spend that more than offset the declines in Qualified Referrals and RPQR.

Expenses
Expenses by Cost Category (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended December 31,			Three months ended December 31,
	2020	2019	Δ %	2020	2019	Δ in ppts
Cost of revenue	€2.0	€2.6	(23)%	6%	2%	4%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	17.5	107.1	(84)%	54%	69%	(15)%
of which share-based compensation	0.3	0.5	(40)%
Technology and content	13.6	16.7	(19)%	42%	11%	31%
of which share-based compensation	0.7	1.2	(42)%
General and administrative	8.6	17.7	(51)%	27%	11%	16%
of which share-based compensation	2.7	2.5	8%
Amortization of intangible assets	0.0	0.4	(100)%	0%	0%	—%
Total costs and expenses	€41.7	€144.5	(71)%	129%	93%	36%

	Costs and Expenses			As a % of Revenue
	Twelve months ended December 31,			Twelve months ended December 31,
	2020	2019	Δ % Y/Y	2020	2019	Δ in ppts
Cost of revenue	€10.1	€9.2	10%	4%	1%	3%
of which share-based compensation	0.2	0.3	(33)%
Selling and marketing	178.3	664.2	(73)%	72%	79%	(7)%
of which share-based compensation	1.2	2.4	(50)%
Technology and content	64.3	69.9	(8)%	26%	8%	18%
of which share-based compensation	3.8	6.0	(37)%
General and administrative	40.9	55.5	(26)%	16%	7%	9%
of which share-based compensation	9.9	11.3	(12)%
Amortization of intangible assets	0.4	1.7	(76)%	0%	0%	—%
Impairment of goodwill	207.6	—	100%	83%	—%	83%
Total costs and expenses	€501.6	€800.5	(37)%	202%	95%	107%

Cost of revenue
In the fourth quarter of 2020, cost of revenue decreased by €0.6 million to €2.0 million, or 23%, period-over-period, and in the twelve months ended December 31, 2020, increased by €0.9 million to €10.1 million, or 10%, period-over-period.

The decrease in the fourth quarter of 2020 was mainly driven by the reallocation of certain cloud-related service providers costs to technology and content. This was partly offset by higher personnel costs due to higher headcount included in cost of revenue compared to the same period in 2019.

During the twelve months ended December 31, 2020, the increase in cost of revenue was mostly driven by higher personnel costs mainly due to higher headcount included in cost of revenue, and higher third-party IT service provider costs.

Selling and marketing
Selling and marketing expense was 54% of total revenue in the fourth quarter of 2020, compared to 69% in the same period in 2019.

In the fourth quarter of 2020, selling and marketing expense decreased by €89.6 million, or by 84%, period-over-period to €17.5 million, of which €11.3 million, or 65%, was Advertising Spend. Advertising Spend decreased to €4.9 million, €3.2 million and €3.1 million in Americas, Developed Europe and RoW, respectively, compared to €34.5 million, €30.2 million and €31.0 million in the same period in 2019.

In the twelve months ended December 31, 2020, selling and marketing expense decreased by 73% period-over-period to €178.3 million. We reduced Advertising Spend to €57.0 million, €60.8 million and €32.2 million in Americas, Developed Europe and RoW, respectively, compared to €233.9 million, €230.3 million and €152.5 million in the same period in 2019. These reductions were primarily made in reaction to the COVID-19 pandemic.

In the fourth quarter of 2020, other selling and marketing expense decreased by €5.2 million to €6.2 million, or 46%, period-over-period, and in the twelve months ended December 31, 2020, decreased by €19.2 million to €28.3 million, or 40%, period-over-period.

The decrease in the fourth quarter of 2020 was mainly driven by lower personnel costs of €1.7 million resulting from lower headcount compared to the same period in 2019, and reductions in television advertisement production costs of €1.7 million. The decrease was further driven by lower office-related expenses.

During the twelve months ended December 31, 2020, the decrease in other selling and marketing expense was primarily driven by reductions in television advertisement production costs of €8.5 million and by lower personnel costs of €4.7 million. The reduction in compensation cost related to lower headcount and employee benefits, compared to the same period in 2019, was slightly offset by restructuring costs incurred in the first half of 2020. The decrease was further driven by lower office-related expenses, share-based compensation and marketing analytics costs. Additionally, we incurred lower digital sales taxes due to the decrease in Referral Revenue caused by the COVID-19 pandemic.

Technology and content
In the fourth quarter of 2020, technology and content expense decreased by €3.1 million to €13.6 million, or 19%, and in the twelve months ended December 31, 2020, decreased by €5.6 million to €64.3 million, period-over-period.

The decrease in the fourth quarter of 2020 was primarily driven by lower personnel costs of €2.2 million resulting mostly from lower headcount compared to the same period in 2019, and lower share-based compensation. The decrease was further driven by lower office-related expenses and external content development costs, which were partly offset by the reallocation of third-party cloud-related service provider costs from cost of revenue.

During the twelve months ended December 31, 2020, the decrease in technology and content expense was primarily driven by lower personnel costs of €2.6 million and lower share-based compensation of €2.2 million. The decrease in personnel costs was primarily due to lower headcount, lower employee benefits and increased capitalization of our developers' salaries and was partly offset by restructuring costs incurred in 2020. Additionally, the decrease was further driven by lower office-related expenses of €1.5 million and external content development costs of €1.3 million, compared to the same period in 2019. These decreases were partly offset by higher third-party IT service provider costs, and capitalized software depreciation due to a larger underlying asset.

General and administrative
In the fourth quarter of 2020, general and administrative expense decreased by €9.1 million to €8.6 million, or 51%, and in the twelve months ended December 31, 2020, decreased by €14.6 million to €40.9 million, or 26%, period-over-period.

The decrease in the fourth quarter of 2020 was primarily driven by lower professional fees and other expenses of €8.0 million, mostly due to a legal provision recognized in the fourth quarter of 2019. The decrease was further driven by lower personnel costs of €1.2 million, which resulted mostly from lower headcount compared to the same period in 2019.

The decrease in the twelve months ended December 31, 2020 was primarily driven by lower professional fees and other expenses of €11.2 million, mostly due to a legal provision recognized in the fourth quarter of 2019, lower consulting, and office-related expenses, and lower charitable contributions compared to the same period in 2019. These were partly offset by the impact of a cyber-related fraud case, which occurred in the first quarter of 2020. Additionally, the decrease was driven by lower personnel costs of €2.0 million and lower share-based compensation of €1.4 million. The decrease in personnel costs resulted mostly from lower headcount and employee benefits compared to the same period in 2019, which were partly offset by restructuring costs incurred mostly in the first half of 2020.

Costs across multiple categories
We announced in the first half of 2020 a restructuring of our organization in order to adjust to the new economic situation. We decided to consolidate our office locations and to reduce our headcount significantly, which resulted in restructuring costs of €6.2 million in the twelve months ended December 31, 2020.

Due to the COVID-19 pandemic, trivago reduced employee benefits and events in 2020, leading to reductions in personnel-related costs.

Office-related expenses decreased by €1.2 million in the fourth quarter of 2020 and by €3.7 million in the twelve months ended December 31, 2020, compared to the same periods in 2019, as we terminated unused office space leases in November 2019 and consolidated our office locations in 2020.

Share-based compensation decreased by €0.5 million to €3.7 million in the fourth quarter of 2020, and by €4.8 million to €15.1 million in the twelve months ended December 31, 2020, compared to the same periods in 2019.

Amortization of intangible assets
Amortization of intangible assets was nil in the fourth quarter of 2020, compared to €0.4 million in the same period in 2019, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
As a reaction to the continued deterioration of our business due to the COVID-19 pandemic, we performed a goodwill impairment analysis in the first quarter of 2020 in order to analyze the expected economic and financial impacts on our business. As a result, we recorded an impairment charge of €207.6 million in the first quarter of 2020 in order to reflect the expected prolonged deterioration of our business in Americas (€107.5 million), Rest of World (€82.5 million) and Developed Europe (€17.6 million).

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2019	Δ €	2020	2019	Δ €
Operating income/(loss)	€(9.3)	€11.0	(20.3)	€(252.7)	€38.1	(290.8)
Other income/(expense)
Interest expense	(0.1)	(0.0)	(0.1)	(0.3)	(0.0)	(0.3)
Other, net	0.8	(0.0)	0.8	(0.2)	(0.4)	0.2
Total other income/(expense), net	€0.7	€(0.0)	0.7	€(0.5)	€(0.4)	(0.1)

Income/(loss) before income taxes	(8.7)	11.0	(19.7)	(253.1)	37.7	(290.8)
Expense/(benefit) for income taxes	(1.1)	8.1	(9.2)	(8.5)	21.0	(29.5)
Income/(loss) before equity method investment	€(7.6)	€2.9	(10.5)	€(244.6)	€16.7	(261.3)
Income/(loss) from equity method investment	(1.1)	0.2	(1.3)	(0.7)	0.5	(1.2)
Net income/(loss)	€(8.6)	€3.1	(11.7)	€(245.4)	€17.2	(262.6)

Adjusted EBITDA(1)	€(3.4)	€18.4	(21.8)	€(12.3)	€70.0	(82.3)
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. In our Earnings release for the quarter ended March 31, 2020, we changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 19 to 20 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income decreased by €11.7 million to a net loss of €8.6 million in the fourth quarter of 2020, compared to the same period in 2019. The decline was mainly driven by a sharp decline in Referral Revenue due to the COVID-19 pandemic, which led to a decrease in our profitability. Additionally, we recovered €1.0 million under a loan due from myhotelshop GmbH, which was previously included in the expected credit losses in the first quarter of 2020. This was offset by an impairment charge relating to our investment in myhotelshop GmbH of €1.1 million, included in income/(loss) from equity method investment.

In the twelve months ended December 31, 2020, net income decreased by €262.6 million to a net loss of €245.4 million, which was mainly driven by an impairment of goodwill amounting to €207.6 million recorded in the first quarter of 2020 and the reduction in profitability due to the COVID-19 pandemic. Included in income/(loss) from equity method investment is a €1.1 million impairment charge relating to our investment in myhotelshop GmbH in the fourth quarter of 2020.

Adjusted EBITDA decreased by €21.8 million to a loss of €3.4 million in the fourth quarter of 2020 compared to the same period in 2019. In the twelve months ended December 31, 2020, Adjusted EBITDA decreased by €82.3 million to a loss of €12.3 million. During the first quarter of 2020, we changed our Adjusted EBITDA definition to better align with our industry and allow for a financial comparison across quarters that excludes the effects of impairment of intangibles assets and goodwill and certain other items, including restructuring.

Income taxes
In the fourth quarter of 2020, the income tax benefit was €1.1 million, compared to an income tax expense of €8.1 million for the same period in 2019. The total weighted average tax rate was 30.2%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 12.5% compared to 73.7% in the fourth quarter of 2019. The difference between the weighted average tax rate and the effective tax rate is mainly attributable to the impact of share-based compensation expense, which is non-deductible for tax purposes.

For the twelve months ended December 31, 2020, the income tax benefit was €8.5 million, compared to an income tax expense of €21.0 million for the same period in 2019. Our effective tax rate was 3.4% compared to 55.7% in the same period in 2019. The difference between the weighted average tax rate and the effective tax rate for the twelve months ended December 31, 2020 is primarily attributable to the impact of goodwill impairment and also share-based compensation expense, which are non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of December 31, 2020. A liability for these tax benefits was included under other long-term liabilities in the consolidated financial statements.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €210.8 million as of December 31, 2020, of which €208.5 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the campus building, compared to total cash, cash equivalents and restricted cash of €220.5 million as of December 31, 2019. The decrease of €9.7 million during the twelve months ended December 31, 2020 was mainly driven by negative cash flows from investing activities of €16.2 million, which primarily related to a purchase of short-term investments of €8.9 million and capital expenditures including internal-use software and website development.

The negative cash flows from investing activities were partly offset by €7.9 million of net cash provided by operating activities, which was mainly due to changes in operating assets and liabilities. Positive cash flows from changes in operating assets and liabilities of €25.7 million were primarily due to a decrease of accounts receivable of €54.3 million in the twelve months ended December 31, 2020. Accounts receivable decreased due to the lower revenue level in the fourth quarter of 2020 compared to the fourth quarter of 2019. These positive cash flows were partly offset by a decrease in accounts payable of €26.6 million as our advertising spend in the fourth quarter of 2020 was significantly lower than in the fourth quarter of 2019.

Our current ratio increased from 4.9 as of December 31, 2019 to 7.5 as of December 31, 2020 as the relative decrease in our current assets was lower than the decrease in our current liabilities compared to December 31, 2019.

Non-cash items included in the net loss of €245.4 million consisted of a goodwill impairment charge of €207.6 million and share-based compensation expense of €15.1 million.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal of part of that judgment at the Australian Federal Court. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. A separate trial regarding penalties and other orders is scheduled for June 7, 2021. Management has established a provision in respect of this matter.

The outcome of this matter could have a material adverse effect on our business, financial condition or results of operations.

Campus Lease Addendum
We recently signed an amendment to our lease contract for the Campus in Düsseldorf, which became effective in January 2021. The agreement includes the return of unused office space as of January 1, 2021 and a corresponding reduction of rent as well as the sale to the landlord of certain fixed assets related to the space. Based on information available at this date, we expect a significant reduction of operating lease right-of-use assets and related liabilities in the first quarter of 2021 as a result of this agreement.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of December 31, 2020	As of December 31, 2019
Current assets:
Cash and cash equivalents	€208,353	€218,106
Restricted cash	103	122
Accounts receivable, net of allowance for credit losses of €348 and €74 at December 31, 2020 and December 31, 2019, respectively	11,642	37,747
Accounts receivable, related party	2,969	31,139
Short-term investments	19,448	10,000
Tax receivable	7,839	8,565
Prepaid expenses and other current assets	10,438	4,607
Total current assets	260,792	310,286

Property and equipment, net	26,682	33,172
Operating lease right-of-use assets	86,810	96,030
Deferred income taxes	1	735
Other long-term assets	4,399	7,274
Intangible assets, net	169,550	169,924
Goodwill	282,664	490,590
TOTAL ASSETS	€830,898	€1,108,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€6,755	€33,391
Income taxes payable	102	549
Deferred revenue	2,750	5,553
Payroll liabilities	2,983	4,055
Accrued expenses and other current liabilities	14,934	14,763
Operating lease liability	7,188	5,037
Total current liabilities	34,712	63,348

Operating lease liability	85,979	94,660
Deferred income taxes	42,176	50,927
Other long-term liabilities	3,514	4,289

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 55,967,976 and 50,816,706 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	3,358	3,049
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 298,187,967 and 301,687,967 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	178,913	181,013
Reserves	798,017	781,060
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	4	62
Accumulated deficit	(438,082)	(192,704)
Total stockholders' equity	664,517	894,787
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€830,898	€1,108,011

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Revenue	€27,212	€105,835	€181,491	€554,046
Revenue from related party	5,132	49,632	67,430	284,571
Total revenue	32,344	155,467	248,921	838,617

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,021	2,621	10,133	9,159
Selling and marketing, including related party (1)(2)(3)	17,478	107,124	178,255	664,155
Technology and content, including related party (1)(2)(3)	13,563	16,660	64,258	69,924
General and administrative, including related party (1)(2)(3)	8,619	17,652	40,935	55,543
Amortization of intangible assets (2)	—	422	373	1,685
Impairment of goodwill	—	—	207,618	—
Operating income/(loss)	(9,337)	10,988	(252,651)	38,151

Other income/(expense)
Interest expense	(120)	(7)	(270)	(33)
Other, net	803	(15)	(212)	(428)
Total other income/(expense), net	683	(22)	(482)	(461)

Income/(loss) before income taxes	(8,654)	10,966	(253,133)	37,690
Expense/(benefit) for income taxes	(1,085)	8,080	(8,494)	20,982
Income/(loss) before equity method investment	(7,569)	2,886	(244,639)	16,708
Income/(loss) from equity method investment	(1,072)	245	(739)	453
Net income/(loss)	€(8,641)	€3,131	€(245,378)	€17,161

Earnings per share available to common stockholders:
Basic	€(0.02)	€0.01	€(0.69)	€0.05
Diluted	(0.02)	0.01	(0.69)	0.05
Shares used in computing earnings per share:
Basic	353,897	352,389	353,338	351,991
Diluted	353,897	356,740	353,338	356,738

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
(1) Includes share-based compensation as follows:
Cost of revenue	€53	€65	€243	€269
Selling and marketing	261	495	1,169	2,359
Technology and content	723	1,195	3,808	5,978
General and administrative	2,660	2,480	9,859	11,285

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€47	€80	€188	€360
Amortization of internal use software and website development costs included in technology and content	1,007	894	3,926	3,239
Amortization of internal use software costs included in general and administrative	84	188	491	656
Amortization of acquired technology included in amortization of intangible assets	0	36	84	143

(3) Includes related party expense as follows:
Cost of revenue	€—	€11	€(32)	€44
Selling and marketing	7	65	133	263
Technology and content	(7)	80	97	465
General and administrative	—	—	31	43

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Operating activities:
Net income/(loss)	€(8,641)	€3,131	€(245,378)	€17,161
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,200	2,767	10,479	10,298
Amortization of intangible assets	—	422	373	1,685
Goodwill impairment loss	—	—	207,618	—
Impairment of long-lived assets including internal-use software and website development	—	—	549	96
Share-based compensation	3,697	4,235	15,079	19,891
Deferred income taxes	(1,334)	(82)	(8,248)	1,904
Foreign exchange losses	672	28	795	429
Expected credit losses, net	(1,180)	216	656	754
Loss on disposal of fixed assets	41	1	185	2
Gain from settlement of asset retirement obligation	—	—	(137)	(209)
Gain from lease termination	(123)	—	(179)	—
(Income)/loss from equity method investment	1,072	(245)	739	(453)
Gain on sale of assets held for sale	(393)	—	(393)	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	12,508	27,785	53,732	24,926
Prepaid expenses and other assets	830	1,182	(773)	3,696
Accounts payable	(609)	(15,566)	(26,620)	(665)
Payroll liabilities	16	(53)	(891)	(4,476)
Accrued expenses and other liabilities	(287)	5,610	2,594	7,591
Deferred revenue	(792)	(1,241)	(2,550)	(2,310)
Taxes payable/receivable, net	17	(3,806)	242	(6,099)
Net cash provided by/(used in) operating activities	€7,694	€24,384	€7,872	€74,221

Investing activities:
Purchase of investments	—	—	(8,850)	(10,000)
Proceeds from sale of business (net of cash sold)	264	—	556	—
Prepayment of pending business acquisition	(3,038)	—	(3,038)	—
Capital expenditures, including internal-use software and website development	(872)	(1,727)	(5,501)	(8,017)
Proceeds from sale of fixed assets	20	6	644	36
Net cash used in investing activities	€(3,626)	€(1,721)	€(16,189)	€(17,981)

Financing activities:
Proceeds from exercise of option awards	28	9	87	202
Repayment of other non-current liabilities	(65)	(67)	(267)	(301)
Net cash used in financing activities	€(37)	€(58)	€(180)	€(99)

Effect of exchange rate changes on cash	(743)	(169)	(1,275)	94
Net increase/(decrease) in cash, cash equivalents and restricted cash	€3,288	€22,436	€(9,772)	€56,235
Cash, cash equivalents and restricted cash at beginning of the period	207,483	198,107	220,543	164,308
Cash, cash equivalents and restricted cash at end of the period	€210,771	€220,543	€210,771	€220,543

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Supplemental cash flow information:
Cash paid for interest	€67	€4	€217	€51
Cash paid for taxes, net of (refunds)	253	11,956	(484)	25,171
Non-cash investing and financing activities:
Fixed assets-related payable	€5	€202	€5	€202

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Numerator (€ thousands)
Net income/(loss)	€(8,641)	€3,131	€(245,378)	€17,161

Denominator (in thousands)
Weighted average number of common shares:
Basic	353,897	352,389	353,338	351,991
Diluted	353,897	356,740	353,338	356,738

Net income/(loss) per share:
Basic(1)	€(0.02)	€0.01	€(0.69)	€0.05
Diluted(2)	€(0.02)	€0.01	€(0.69)	€0.05
(1) Basic net income/(loss) per common share is computed by dividing (A) net income/(loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing (A) net income/(loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the period ended December 31, 2020 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of December 31, 2020 is as follows:

	Class A shares	Class B shares	Total
Number of shares	55,967,976	298,187,967	354,155,943
Shares in %	16%	84%	100%

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
ROAS by segment
Americas	262.7%	161.9%	156.8%	130.4%
Developed Europe	253.3%	197.7%	169.3%	150.7%
Rest of World	264.4%	116.3%	143.2%	112.5%
Consolidated ROAS	260.5%	158.4%	158.9%	133.6%

Qualified Referrals by segment (in millions)
Americas	15.7	29.1	70.5	146.1
Developed Europe	9.7	33.1	90.9	195.4
Rest of World	15.3	37.2	79.2	180.5
Consolidated Qualified Referrals	40.6	99.4	240.6	522.0

RPQR by segment
Americas	€0.83	€1.92	€1.27	€2.09
Developed Europe	0.85	1.80	1.13	1.78
Rest of World	0.54	0.97	0.58	0.95
Consolidated RPQR	€0.73	€1.52	€0.99	€1.58
Note: Some figures may not add due to rounding.

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Net income/(loss)	€(8.6)	€3.1	€(245.4)	€17.2
Income/(loss) from equity method investment	(1.1)	0.2	(0.7)	0.5
Income/(loss) before equity method investment	€(7.6)	€2.9	€(244.6)	€16.7
Expense/(benefit) for income taxes	(1.1)	8.1	(8.5)	21.0
Income/(loss) before income taxes	€(8.7)	€11.0	€(253.1)	€37.7
Add/(less):
Interest expense	0.1	0.0	0.3	0.0
Other, net	(0.8)	0.0	0.2	0.4
Operating income/(loss)	€(9.3)	€11.0	€(252.7)	€38.1
Depreciation of property and equipment and amortization of intangible assets	2.2	3.2	10.9	12.0
Impairment of, and gains and losses on disposals of, property and equipment	0.0	0.0	0.6	(0.1)
Impairment of intangible assets and goodwill	—	—	207.6	—
Share-based compensation	3.7	4.2	15.1	19.9
Certain other items, including restructuring	0.0	—	6.2	—
Adjusted EBITDA	€(3.4)	€18.4	€(12.3)	€70.0
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse impact of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our future competitiveness and profitability;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.